Exhibit 99.21

Aphria Welcomes Ontario Government’s Commitment to Providing Safe and Sensible Access to Recreational Cannabis

Company has a sound recreational strategy, uniquely positioned to meet expected surge in demand

LEAMINGTON, ONTARIO—(September 8, 2017) - Aphria Inc. (“Aphria” or the “Company”) (TSX:APH)(OTCQB:APHQF) welcomes the Ontario government’s proposed retail and distribution model of legalized recreational cannabis, announced earlier today. This marks an important step forward for the province and a responsible step forward for the industry with the introduction of a model that will help restrict access to youth, protect the health and safety of Ontarians, and keep profits out of the hands of the black market.

“The proposed approach by the Ontario government is a great beginning with the earmarkings of a model that the cannabis industry can work with as time marches on,” said Vic Neufeld, Chief Executive Officer of Aphria. “Aphria shares the government’s commitment to ensuring a safe and sensible approach to the sale and distribution of recreational cannabis, and we look forward to working with all levels of government to position Ontario’s cannabis market as a global leader.”

With the introduction of legalized recreational cannabis, Aphria is uniquely positioned to meet the expected surge in demand from Ontarians. We have a sound recreational strategy and plans are well underway to offer consumers a variety of cannabis products that meet the needs of the recreational market. Relative to our peers, Aphria firmly believes that our approach to marketing, product quality, safety and leveraging Aphria’s pricing are all aligned with the government’s objectives. This prudent strategy gives us a competitive advantage that will serve customers, shareholders and Aphria, both now and as the industry grows.”

“From day one, our expertise and experience has enabled us to effectively grow to scale and become one of the lowest cost producers. Our four-part expansion, expected to be completed in July 2018, will bring Aphria’s greenhouse growing footprint to 1 million square feet and increase our capacity to supply more than 100,000 kg of high-quality cannabis. By leveraging our strengths, Aphria will be able to adequately serve Ontarians as well as the rest of the country when the recreational model is introduced in 2018.

“While access to the market for consumers is important, quality and safety is paramount. The production of high-quality product has always been Aphria’s number one priority, no matter our size or as the industry evolves. We strongly believe there needs to be industry wide strict enforcement and quality control measures to ensure consumers always have access to a safe, high-quality product.”

We Have a Good Thing Growing.

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada. Aphria is truly powered by sunlight, allowing for the most natural growing conditions available. We are committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders. We are the first public licensed producer to report positive cash flow from operations and the first to report positive earnings in consecutive quarters.

For more information, visit www.aphria.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”,”believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, timing for completion of final TSX approval, expectations for future growing capacity and costs, the completion of any capital project or expansions, any commentary related to the legalization of marijuana and the timing related thereto, expectations of Health Canada approvals and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

CONTACT INFORMATION

Nina Godard

Edelman

nina.godard@edelman.com

416-455-6324

Mr. Vic Neufeld

President and Chief Executive Officer

1-844-427-4742